Exhibit 99.3

    ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the year ended December 31, 2014 compared to the year ended December 31, 2013. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to February 17, 2015 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at the System for Electronic Document Analysis and Retrieval—www.sedar.com (“SEDAR”) and at the Electronic Data Gathering, Analysis, and Retrieval—www.sec.gov (“EDGAR”). Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities commissions. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2014 consolidated financial statements for disclosure of the Company’s significant accounting policies, which outlines matters we consider important for an understanding of our financial condition and results of operations as at, and for the year ending December 31, 2014.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards. As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) located in the state of Sonora in northwest Mexico, as well as the AğI DağI, KirazlI and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey. In 2013, the Company acquired the Esperanza Gold Project in Mexico, and the Quartz Mountain Property in Oregon, U.S.A.

Mulatos (Mexico – producing)

The Mulatos mine is located within the 30,536 hectare Salamandra group of concessions in the state of Sonora in northwest Mexico. The Mulatos mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.3 million ounces of gold to-date.

Based on December 31, 2013 proven and probable mineral reserves of 54.8 million tonnes grading 1.15 grams of gold per tonne of ore (“g/t Au”) for 2.0 million contained ounces of gold, the Mulatos mine had a remaining life of approximately eight years. In 2014, the Mulatos mine transitioned from open pit to both open pit and underground mining in order to access higher grade mineral reserves.

Esperanza (Mexico – development stage)

In 2013, the Company acquired the Esperanza Gold Project located in Morelos State, Mexico. The Esperanza Gold Project has measured and indicated mineral resources (reported at a 0.4 g/t Au cut-off) at December 31, 2013 of 46.7 million tonnes grading 0.82 g/t Au and 7.1 g/t Ag for approximately 1.2 million ounces of gold and 10.6 million ounces of silver.

In September 2011, the previous owners completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year at total cash operating costs of $499 per ounce (net of by-product credits). Applying a gold price assumption of $1,150 per ounce, the September 2011 PEA indicated that the Esperanza Gold Project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of $122 million.

AğI DağI, KirazlI and Çamyurt (Turkey – development stage)

In early 2010, the Company acquired the 8,317 hectare AğI DağI and KirazlI gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the AğI DağI and KirazlI projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, at an average rate of 166,000 ounces of gold per year and cash operating costs of $544 per ounce (net of by-product credits) over a nine-year mine life. In addition, in 2011 the Company discovered the Çamyurt project located approximately three kilometres (“km”) southeast of AğI DağI.

Measured and Indicated mineral resources at AğI DağI, KirazlI and Çamyurt (reported at a 0.2 g/t Au cut-off) at December 31, 2013 total 139.9 million tonnes grading 0.65 g/t Au and 5.36 g/t silver (“Ag”) for approximately 2.9 million ounces of gold and 24.1 million ounces of silver. Inferred mineral resources total an additional 23.9 million tonnes grading 0.52 g/t Au and 4.56 g/t Ag, for 0.4 million contained ounces of gold and 3.5 million contained ounces of silver.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Quartz Mountain (U.S.A. – exploration stage)

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an Inferred mineral resource (reported at a 0.21 g/t Au cut-off (oxide) and 0.58 g/t Au cut-off (sulphide)) at December 31, 2013 of 110.4 million tonnes grading 0.80 g/t Au for 2.85 million ounces of gold.

Fourth Quarter and Full Year 2014 Highlights

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Ounces produced	42,500	39,000	140,500	190,000
Ounces sold	38,400	42,198	134,600	198,198
Operating Revenues (000)	$46,062	$53,831	$169,938	$282,187
(Loss) Earnings before income taxes (000)	($3,203)	$6,627	$2,339	$79,504
(Loss) Earnings (000)	($3,367)	($5,274)	($2,126)	$38,792
(Loss) Earnings per share (basic)	($0.03)	($0.04)	($0.02)	$0.30
Cash flow from operating activities before changes in non-cash working capital (000)	$11,820	$12,737	$50,876	$113,279
Cash flow from operating activities (000)	$15,820	$15,086	$32,757	$86,627
Cash and short-term investments (000) (2)			$358,085	$417,455
Realized gold price per ounce	$1,200	$1,276	$1,263	$1,424
Average London PM Fix gold price per ounce	$1,201	$1,276	$1,266	$1,411
Total cash cost per ounce (1)	$748	$624	$703	$496
All-in sustaining cost per ounce (1)	$996	$921	$1,022	$772
All-in cost per ounce (1)	$1,309	$1,215	$1,311	$967

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at December 31, 2014 and December 31, 2013.

Fourth Quarter 2014

Financial Performance

•	Sold 38,400 ounces of gold at an average realized gold price of $1,200 per ounce for quarterly revenues of $46.1 million

•	Reported strong operating cash flow, with cash from operating activities before changes in non-cash working capital of $11.8 million ($0.09 per share), and $15.8 million ($0.12 per share) after changes in non-cash working capital

•	Realized a quarterly loss of $3.4 million ($0.03 per share) compared to loss of $5.3 million ($0.04 per share) in the fourth quarter of 2013. The loss was driven by a $2.7 million non-cash charge related to available-for-sale securities, and a $2.7 million unrealized foreign exchange loss

•	Reported cash and cash equivalents and short-term investments of $358.1 million as at December 31, 2014

Operational Performance

•	Produced 42,500 ounces of gold at a total cash cost of $748 per ounce of gold sold, and at an all-in sustaining cost of $996 per ounce of gold sold, in line with the Company’s annual guidance

•	Achieved record average quarterly crusher throughput of 18,300 tonnes per day (“tpd”) in the fourth quarter, above the annual budgeted rate of 17,700 tpd

•	Mined and stacked ore on the leach pad grading 0.90 g/t Au, 6% above annual budgeted grades, resulting in 47,700 contained ounces stacked on the leach pad in the fourth quarter

•	Continued development and mining activities at San Carlos and commenced processing of high grade ore through the modified mill circuit. Grades milled averaged 8.02 g/t Au during the quarter, above the average reserve grade for the underground San Carlos deposit

Full Year 2014

Financial Performance:

•	Sold 134,600 ounces of gold at an average realized price of $1,263 per ounce for revenues of $169.9 million

•	Realized a loss of $2.1 million ($0.02 per share) compared to earnings of $38.8 million ($0.30 per share) in 2013. Full-year earnings were impacted by a $4.7 million ($0.04 per share) foreign exchange loss, in addition to a $2.7 million ($0.02 per share) non-cash charge related to available-for-sale securities

•	Generated cash from operating activities before changes in non-cash working capital of $50.9 million ($0.40 per basic share) compared to $113.3 million ($0.89 per basic share) in 2013

•	Paid a total of $25.5 million in dividends to shareholders ($0.20 per basic share) and $3.2 million to buy back 351,502 shares pursuant to a normal course issuer bid. The Company has returned a total of $102 million in dividends and share buybacks to shareholders over the past four years

Operational Performance:

•	Produced 140,500 ounces of gold at total cash costs (including royalties) of $703 per ounce of gold sold, at the low end of the Company’s full year guidance range of $700 to $740 per ounce

•	Achieved average crusher throughput of 17,200 tpd, below the Company’s annual guidance of 17,700 tpd, due to lower mill throughput in 2014

•	Mined and stacked ore on the leach pad grading 0.98 g/t Au for the year, 15% above annual budgeted grades

•	Commenced underground development and mining at San Carlos, and completed upgrades to the mill circuit

•	Commenced development of the El Victor and San Carlos open pits which are expected to provide approximately 25% of open pit material in 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•	Executed agreements to acquire the surface rights to the La Yaqui and Cerro Pelon satellite deposits

•	Entered into agreements to acquire water concessions sufficient for all future mining activities at the Esperanza Gold Project, representing a significant milestone towards preparation of the project permit applications

Subsequent to year-end:

•	Released 2015 production guidance of 150,000 to 170,000 ounces of gold at total cash costs of $865 per ounce and all-in sustaining costs of $1,100 per ounce

•	Commenced exploration drilling at the La Yaqui satellite deposit

Results of Operations

Gold production of 140,500 ounces in 2014 decreased 26% compared to 190,000 ounces in 2013. The table below outlines key production indicators for each quarter of 2014 and for the full year 2013.

Production summary	Q1 2014	Q2 2014	Q3 2014	Q4 2014	YTD 2014	YTD 2013
Ounces produced (1)	37,000	33,000	28,000	42,500	140,500	190,000
Crushed ore stacked on leach pad (tonnes) (2)	1,483,500	1,580,200	1,495,000	1,647,000	6,205,700	6,329,000
Grade (g/t Au)	1.03	0.93	1.08	0.90	0.98	1.07

Contained ounces stacked	49,100	47,300	51,900	47,700	196,000	218,500
Crushed ore milled (tonnes)	30,100	6,800	12,500	39,300	88,700	189,300
Grade (g/t Au)	3.28	8.65	8.47	8.02	6.52	6.84

Contained ounces milled	3,200	1,900	3,400	10,100	18,600	41,600
Ratio of total ounces produced to contained ounces stacked and milled	71%	67%	51%	74%	65%	73%
Total ore mined (tonnes) (3)	1,748,000	2,105,000	1,713,000	1,730,000	7,296,000	7,029,000
Waste mined (tonnes)	950,000	1,580,000	1,004,000	1,054,000	4,588,000	3,385,000

Total mined (tonnes)	2,698,000	3,685,000	2,717,000	2,784,000	11,884,000	10,414,000
Waste-to-ore ratio	0.54	0.75	0.59	0.61	0.63	0.48
Ore crushed per day (tonnes) – combined	16,800	17,400	16,400	18,300	17,200	17,900

(1)	Reported gold production for Q4 2014 and YTD 2014 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.
(3)	Includes ore stockpiled during the period.

In the fourth quarter of 2014, the Mulatos mine (“Mulatos”) produced 42,500 ounces of gold, bringing full year production to 140,500 ounces. Open pit, heap leach operations at Mulatos continue to meet expectations and remain the driver of the operation contributing strong production in the fourth quarter, and over 90% of production in 2014. Grades stacked were above budget for both the quarter and full year and helped offset lower than planned mill production.

Gold production for the 2014 year declined 26% from 2013 levels primarily due to lower mill throughput as the Company transitioned through three distinct sources of high grade mill feed. In the first quarter of 2014, the Company experienced a negative grade reconciliation from the Escondida high grade open pit. In the second and third quarters of the year, the Company mined the underground Escondida Deep deposit and processed less tonnes at lower grades than budgeted. In the fourth quarter of the year, mill throughput was lower than anticipated as mill upgrades were undertaken. The components required to upgrade the mill were received and installed in mid-November and the mill operated at targeted throughput rates through the end of December; however, recoveries were below expectations of 75%. Two factors have contributed to the lower recoveries: the current grind size of the San Carlos ore is larger than required to achieve design recoveries, and concentrate processing has been limited by capacity constraints at the intensive leach reactor (“ILR”). To address grind size, the Company will install a vertical grinding mill to complement the existing circuit. The Company expects that the new grinding mill will be installed and operational by the end of the second quarter, at a capital cost of approximately $1 million. Additionally, a second ILR is expected to be installed and operational by the end of March to alleviate the bottleneck in concentrate processing capacity. The current mill configuration is achieving recoveries of approximately 60%, with recoveries expected to improve to 75% with the installation of the vertical grinding mill.

Development of the San Carlos high grade underground deposit continued to be a primary focus during the fourth quarter. The Company advanced approximately 267 metres during the fourth quarter, with total development to date of 950 metres. The Company has developed three primary headings and commenced mining the first stope in the fourth quarter of 2014.

Total crusher throughput in the fourth quarter of 2014 averaged a record for Mulatos of 18,300 tpd, above the annual budgeted rate of 17,700 tpd. For the full year 2014, crusher throughput averaged 17,200 tpd. During the fourth quarter of 2014, mill throughput averaged 430 tpd. Mill throughput was below expectations in the fourth quarter reflecting the above mentioned delays in the receipt of certain critical components and slower than anticipated commissioning.

The recovery ratio in the fourth quarter was 74% and averaged 65% for 2014. This was below the Company’s annual budget of 75% reflecting a lower than budgeted contribution of higher recovery mill production and lower than expected recoveries from the mill and leach pad in the fourth quarter. While the recovery ratio from the leach pad rebounded in the fourth quarter, it was lower than anticipated as the Company was unable to recover all of the deferred production from the third quarter by the end of 2014. As a result, some of the deferred production will be recovered in the first quarter of 2015 as solution inventory is drawn down to normal levels.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operating Costs

The following table compares costs per tonne for each quarter of 2014 and the full 2014 and 2013 years:

Costs per tonne summary(2)	Q1 2014	Q2 2014	Q3 2014	Q4 2014	YTD 2014	YTD 2013
Mining cost per tonne of material (ore and waste)	$2.75	$3.29	$3.70	$4.35	$3.51	$2.37
Waste-to-ore ratio	0.54	0.75	0.59	0.61	0.63	0.48
Mining cost per tonne of ore	$4.25	$5.75	$5.87	$7.00	$5.72	$3.51
Crushing/conveying cost per tonne of ore	$2.55	$2.46	$2.67	$2.14	$2.45	$2.30
Processing cost per tonne of ore	$4.93	$4.39	$5.54	$5.90	$5.20	$4.55
Mine administration cost per tonne of ore	$2.40	$2.46	$3.11	$2.95	$2.73	$2.33

Total cost per tonne of ore (1)	$14.13	$15.06	$17.19	$17.99	$16.10	$12.69

(1)	Cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in the fourth quarter of 2014 of $17.99 increased significantly compared to the same period of 2013 as a result of higher mining and processing costs. Total cost per tonne of ore for the full-year 2014 of $16.10 increased 27% compared to 2013, resulting from higher mining and processing costs and a 31% increase in the waste-to-ore ratio.

Mining cost per tonne of material was $4.35 in the fourth quarter of 2014, and $3.51 for the full year 2014, a 48% increase compared to the full year 2013. Mining costs increased primarily as a result of the inclusion of higher cost per tonne underground mining costs and the transition from owner-operated to contractor mining, which results in contractor equipment depreciation costs being included in cash costs. Additionally, key input costs such as diesel and wages increased 8% year over year. In 2015, the Company anticipates mining cost per tonne of material to be consistent with costs experienced in the fourth quarter of 2014.

Mining cost per tonne of ore was $7.00 in the fourth quarter of 2014, and $5.72 for the full-year 2014, a 63% increase compared to $3.51 per tonne in 2013. This was attributable to the factors outlined above, in addition to a 31% increase in the waste-to-ore in 2014. Mining cost per tonne of ore is expected to increase in 2015 as the waste-to-ore ratio is expected to approximately double from 0.63 to 1.27 based on the block model.

Crushing and conveying cost per tonne of ore was $2.14 in the fourth quarter of 2014, and $2.45 for the full year 2014, an increase of 7% compared to 2013. Crushing and conveying costs increased in 2014 due to higher diesel prices and lower throughput, but were at their lowest levels in the fourth quarter as the Company was able to increase throughput to over 18,000 tonnes per day lowering the impact of fixed costs on a per-tonne basis. The Company anticipates crushing and conveying cost per tonne for 2015 to be consistent with 2014 levels.

Processing costs per tonne of ore were $5.90 in the fourth quarter of 2014, and $5.20 for the full year 2014, a 14% increase. Processing costs were higher in 2014 relative to 2013, particularly in the second half of the year, as a result of higher input costs. The Company increased consumption of cyanide in the second half of the year to mitigate dilution of gold-bearing solution caused by the third quarter rainy season. In addition, silver by-product credits were lower in 2014 than in the prior year as a result of lower silver prices. The Company anticipates processing cost per tonne for 2015 to be consistent with 2014 levels.

Mine administration costs per tonne of ore in 2014 were $2.73, higher than 2013 as lower throughput has the effect of increasing fixed costs on a per tonne basis. The Company anticipates mine administration cost per tonne for 2015 to be consistent with 2014 levels.

Cash operating costs of $639 per ounce of gold sold in 2014 were at the low end of the Company’s annual guidance range of $630 to $670 per ounce, and 50% higher than $426 per ounce reported in 2013. This increase is attributable to lower grades stacked on the leach pad, a higher cost per tonne of ore mined, as well as a lower proportion of high grade mill production which has a lower cost profile than open pit heap leach production.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	2014	2013
Total cost per tonne of ore	$16.10	$12.69
Ore stacked/milled (tonnes)	6,294,400	6,518,300

Total cost	$101,340,000	$82,717,000
Inventory adjustments to reflect ounces allocated to stockpile inventory	($3,165,000)	($1,446,000)
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($12,233,000)	$3,250,000

Mining and processing costs allocated to ounces sold	$85,942,000	$84,521,000
Ounces sold	134,600	198,198

Cash operating cost per ounce sold	$639	$426

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In 2014, the Company increased the number of ounces in leach pad inventory, as the number of estimated recoverable ounces stacked on the leach pad was higher than ounces produced in the year. Leach pad inventory, which incorporates both cash operating costs and amortization, increased to $27.1 million at December 31, 2014 from $13.1 million at December 31, 2013, reflecting higher costs and amortization per ounce in inventory.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended December 31, 2014 are presented below:

YTD 2014 ($000)
Sustaining Capital – Mulatos
Construction	3,308
Interlift liners, ponds, and leach pad	7,241
Agglomerators	1,504
Component changes	2,486
Other	2,541

17,080
Development – Mulatos
San Carlos/Victor	10,875
Escondida Deep	1,418
San Carlos bridge	3,263
Capitalized exploration	10,842
Land acquisitions	3,203
Other	5,174

34,775
Development – Esperanza
Development, capitalized exploration, and equipment	4,054
Development – Turkey
Development, capitalized exploration, and equipment	1,729
Head office – Toronto
IT infrastructure, software and furniture	447

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$58,085

Sustaining Capital—Mexico

Sustaining capital in Mexico in 2014 included $7.2 million on leach pad interlift liners and expansion of the ponds, $3.3 million of construction spending, $2.5 million for component changes, and $1.5 million on replacing the agglomerators. Sustaining capital of $17.1 million for the year was higher than the Company’s guidance of $13.2 million as a result of additional spending on the leach pad and agglomerators designed to benefit future mine operations. The Company expects 2015 sustaining capital to decrease to approximately $12.5 million.

Development – Mexico

Development activities in Mexico in 2014 were focused on underground development of the San Carlos deposit, waste removal at El Victor, and modifications to the mill circuit. In addition, construction of the bridge over the Mulatos River was completed before the onset of the rainy season in July, allowing for year-round access to San Carlos.

Other significant development spending in 2014 included $10.9 million in capitalized exploration focused on San Carlos and Puerto del Aire. In addition, the Company invested $4.1 million at the Esperanza Gold Project advancing the EIA baseline study work. Capital expenditures in Turkey and Toronto were minimal in 2014.

Development spending at Mulatos in 2015 will be focused on further underground development of San Carlos, pre-stripping of the El Victor and San Carlos open pits and exploration and development of the Cerro Pelon and La Yaqui satellite deposits. Development spending at

Esperanza in 2015 of approximately $9.8 million (which includes $2.0 million of exploration spending) will be focused on ongoing baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project.

Development – Turkey

The AğI DağI and KirazlI gold projects are located on the Biga Peninsula of northwestern Turkey. AğI DağI is located approximately 50 km southeast of Çanakkale and KirazlI is located approximately 25 km northwest of AğI DağI . Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the AğI DağI and KirazlI projects, with annual combined gold production expected to peak at 237,000 ounces, and averaging 166,000 ounces per year over the nine year combined mine life. For further information with respect to the preliminary feasibility study, refer to the related technical report available at the Company’s website at www.alamosgold.com and on www.sedar.com under the Company’s profile. In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. The potential inclusion of the Çamyurt resource in a combined development scenario is expected to significantly enhance the overall economics of the Company’s Turkish projects.

In 2014, total development expenditures in Turkey were $1.7 million which was capitalized. Given the delay in receipt of key permits, the Company reduced its headcount early in 2014 and curtailed spending in Turkey.

The Company is awaiting a ruling from the Turkish High Administrative Court on the Ministry of Environment and Urbanization (the “Ministry”) and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the KirazlI main project due to the lack of cumulative impact assessment (“CIA”). The appeal decision remains pending, but is expected to be finalized within two to three months. In order to address the CIA requirements and concerns of the Court, the Company has prepared and submitted a CIA assessment for the KirazlI project, which has been approved by the Ministry and submitted to the High Court.

In January 2015, the Çanakkale Administrative Court in Turkey granted an injunction order against the Ministry’s approval of the EIA for the Company’s AğI DağI project. Similar to KirazlI, the basis for the injunction related to a lack of a CIA. The Ministry is expected to defend any challenges against its approval of the EIA. In parallel, the Company has completed a CIA for AğI DağI which has been submitted to the Ministry. With development of KirazlI planned first, the Company does not expect the injunction to impact the development timeline for AğI DağI.

Obtaining forestry and operating permits are the next steps in the permitting process. The Company remains confident that these permits will be granted. However, legal challenges have increased uncertainty of the expected timing for receipt of these permits. A full development budget for KirazlI and AğI DağI will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of updated capital costs, the recently approved new mining law, forestry fee increases, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects. The Company expects first gold production from KirazlI within 18 months of receipt of the outstanding permits.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Exploration Summary

Total exploration expenditures in 2014 were $21.2 million primarily focused at Mulatos where exploration spending totaled $15.7 million. This included $10.9 million of drilling at San Carlos and Puerta del Aire which were capitalized. An additional $4.9 million spent at East Estrella, Escondida Deep, Realito and administration costs were expensed.

Exploration—Mulatos

In 2014, exploration focused mainly on areas immediately adjacent to active mining. Three types of drilling were undertaken; tightly-spaced infill drilling to support underground mining, mineral reserve and resource drilling, and exploration drilling. Up to nine drill rigs, including two underground drill rigs were active at Mulatos during the year.

San Carlos

San Carlos remained the highest priority for exploration with approximately 16,484 metres (“m”) drilled during the fourth quarter and a total of 48,956m drilled during 2014. Approximately 40% of this meterage was tight-infill drilling to support underground mining operations and planning. The remainder was drilled as part of the ongoing exploration program to upgrade existing mineral resources and to extend the strike and dip of existing mineral resources.

Escondida Deep—Gap

During the year, 5,457m of tight-infill drilling was undertaken at Escondida Deep to assist with underground mining operations. Approximately 7,300m of Exploration drilling was also undertaken in the Escondida Deep—Gap zone with the objective of defining additional high-grade mineralization.

Puerto del Aire

Drilling at Puerto del Aire was designed to upgrade inferred mineral resources immediately adjacent to the pit and to test the presence of a high-grade zone of mineralization in the north-eastern section of the deposit. A total of 9,977m was drilled during 2014. Logging, sampling and analysis has indicated the presence of at least one high-grade breccia unit in this section of the deposit. Further analysis and modelling of the zone is underway and a follow-up drill program is planned for 2015.

East Estrella

A total of 4,454m was drilled at East Estrella during the year with the objective of extending and upgrading existing mineral resources.

Exploration—Esperanza

The Company capitalized $4.1 million at the Esperanza Gold Project in 2014. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA. The Company is currently completing preparatory work for a planned geotechnical and exploration drill program in the first half of 2015.

In addition, the Company has now acquired water concessions sufficient for all future mining activities at the Esperanza Gold Project.

Exploration – Quartz Mountain

In 2014, the Company invested $1.1 million at the Quartz Mountain project, which was expensed. The expanded 8,000m drill program commenced in the fourth quarter of 2014 and is expected to continue to mid-year 2015. Drilling has the dual objective of validating the existing resource and testing the new geological model.

Financial Highlights

A summary of the Company’s financial results for the years ended December 31, 2014, 2013 and 2012 is presented below:

	Q4 2014	Q4 2013	YTD 2014	YTD 2013	YTD 2012
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$11,820	$12,730	$50,876	$113,279	$178,534
Changes in non-cash working capital	$4,000	$2,357	($18,119)	($26,652)	$4,890
Cash provided by operating activities (000)	$15,820	$15,087	$32,757	$86,627	$183,424
(Loss) Earnings before income taxes (000)	($3,203)	$6,627	$2,339	$79,504	$166,925
(Loss) Earnings (000)	($3,367)	($5,274)	($2,126)	$38,792	$117,956
(Loss) Earnings per share
- basic	($0.03)	($0.04)	($0.02)	$0.30	$0.98
- diluted	($0.03)	($0.04)	($0.02)	$0.30	$0.98
Comprehensive income (000)	($1,909)	($6,078)	($1,874)	$38,763	$117,972
Weighted average number of common shares outstanding
- basic	127,357,000	127,709,000	127,388,000	127,340,000	119,861,000
- diluted	127,357,000	127,757,000	127,389,000	127,480,000	120,904,000
Assets (000) (3)			$879,511	$898,028	$753,856

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at December 31, 2014, December 31, 2013 and December 31, 2012.

The Company’s operating margins in the fourth quarter of 2014 were negatively impacted by a weaker gold price. The Company generated $11.8 million ($0.09 per share) cash from operating activities (before changes in non-cash working capital). Cash provided by operating activities of $15.8 million in the fourth quarter increased slightly relative to the same period of 2013 as a result of lower corporate administration and exploration costs, offset by lower gold prices. For the full year 2014, cash provided by operating activities decreased significantly due to lower production and a weaker gold price environment.

Earnings before income taxes of $2.3 million or $0.02 per share for the year compared to earnings of $79.5 million or $0.62 per basic share in 2013. On an after-tax basis, the Company recorded a loss in 2014 of $2.1 million or $0.02 per share compared to earnings of $38.8 million in 2013 as a result of lower gold sales and higher cash operating costs.

Gold Sales

Details of gold sales are presented below:

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Gold sales (ounces)	38,400	42,198	134,600	198,198
Operating revenues (000)	$46,062	$53,832	$169,938	$282,187
Realized gold price per ounce	$1,200	$1,276	$1,263	$1,424
Average gold price for period (London PM Fix)	$1,201	$1,276	$1,266	$1,411

Operating revenues in the fourth quarter of 2014 of $46.1 million decreased 14% compared to $53.8 million in the fourth quarter of 2013 as a result of a 9% decrease in the number of ounces of gold sold and a 6% decline in the realized gold price per ounce. On a year-to-date basis, operating revenues decreased 40% in 2014 compared to 2013 as a result of the lower gold prices and a 32% decrease in number of ounces sold.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For the fourth quarter of 2014, the Company achieved a realized gold price per ounce of $1,200, consistent with the average London PM Fix gold price for the quarter, and for the year achieved a realized gold price per ounce of $1,263 per ounce. The Company did not have any significant derivative activity outstanding related to gold, and has not entered into any long-term hedges in 2015, therefore is leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,210 per ounce on February 17, 2015. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $350 per ounce.

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Gold production (ounces) (1)	42,500	39,000	140,500	190,000
Gold sales (ounces)	38,400	42,198	134,600	198,198
Cash operating costs (000)(2)	$26,575	$23,903	$85,942	$84,521
- Per ounce sold	$692	$566	$639	$426
Royalties (000)(3)	$2,166	$2,459	$8,744	$13,829
Total cash costs (000)(2)	$28,741	$26,362	$94,686	$98,350
- Per ounce sold	$748	$624	$703	$496
Corporate and administrative, share-based compensation, exploration, reclamation costs, sustaining capital expenditures (000)	$9,497	$12,489	$42,852	$54,567
All-in sustaining cost (000)(4)	$38,238	$38,851	$137,538	$152,917
- Per ounce sold	$996	$921	$1,022	$772
- Realized gold price per ounce	$1,200	$1,276	$1,263	$1,424
- Operating cash margin per ounce (5)	$452	$652	$560	$928

(1)	Reported gold production is subject to final refinery settlement.
(2)	“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)	Royalties are included as of April 1, 2006 at 5.5% of net precious metals revenues (as determined in accordance with the royalty agreement with Royal Gold of 5%, and the 0.5% Extraordinary Mining tax in Mexico).
(4)	“All-in sustaining cost” is a non-GAAP measure that reflects total mining and processing cost, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(5)	“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Total cash costs in 2014 were $703 per ounce of gold sold, at the low end of the Company’s full year guidance range of $700 to $740 per ounce. Total cash costs per ounce in 2014 were 42% higher than in the same period of 2013 due to lower grades stacked on the leach pad, lower production from the high-grade mill, and higher mining and input costs.

All-in Sustaining Costs

In June 2013, the World Gold Council (“WGC”) published a guidance note on Non-GAAP metrics available to gold mining industry participants to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The Company began reporting “All-in sustaining costs” or “AISC” in 2013.

All-in sustaining cost per ounce is reported for the Company’s producing mine, the Mulatos mine in Mexico. Costs attributable to the Company’s development projects in Turkey, Mexico and the United States are not included within AISC.

AISC include cash costs, exploration, corporate and administrative, share based compensation, reclamation and sustaining capital costs, and were $996 and $1,022 per ounce of gold sold in the fourth quarter and full-year 2014 respectively. AISC for the full year were slightly above the Company’s annual guidance of $960 to $1,000 due to lower than budgeted production, which had the impact of increasing fixed costs, such as stock based compensation and corporate and administration costs, on a per ounce basis. AISC per ounce increased 32% in 2014 relative to 2013 due primarily to lower grades mined and milled in 2014 as well as higher overall input costs. The Company anticipates 2015 AISC to be $1,100 per ounce of gold sold.

Royalty

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty with Royal Gold Inc. (the “Royal Gold royalty”). At gold prices above $400 per ounce, this royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs, and is included in royalty expense. The Royal Gold royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to the royalty. As at December 31, 2014, the royalty was paid or accrued on approximately 1.3 million ounces of applicable gold production. Royalty expense of $7.9 million decreased 43% from $13.8 million in 2013 due to lower gold prices. In addition, in 2014, royalty expense includes the 0.5% Extraordinary Mining Duty payable to the Mexican Government, which totaled $0.8 million for the year.

Amortization

Amortization expense of $319 per ounce in 2014 was approximately 12% higher than in 2013 as a result of higher amortization associated with high grade production from the Escondida open pit and Escondida Deep deposits. Capitalized costs associated with pre-stripping the open pit and underground development in order to access the deposit are amortized and charged to expense based on allocating these capitalized costs to the ounces ultimately produced. The Company experienced a negative grade and tonnes reconciliation for both the Escondida high grade and Escondida Deep zones in 2014, resulting in a decrease in the number of recoverable ounces in the amortization base, with the effect of increasing the amortization cost on a per

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

ounce basis. Amortization per ounce decreased to $290 per ounce in the fourth quarter of 2014 with the depletion of the Escondida Deep zone and commencement of production from the San Carlos high grade zone.

Exploration

The Company’s accounting policy for exploration costs provides that exploration expenditures be capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred.

Total exploration spending in 2014 was $21.2 million, of which $15 million was capitalized and $6.2 million was expensed. Exploration expenditures at San Carlos, Puerta del Aire and Esperanza were capitalized while exploration costs at Quartz Mountain, other regional targets and administration costs were expensed.

Corporate and Administrative

Corporate and administrative expenses of $15.2 million in 2014 were 31% lower than $21.9 million incurred in 2013, and consistent with budget. The Company remains focused on cost reduction measures that are expected to result in lower corporate and administrative costs in 2015.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) was $1.1 million in 2014, a significant decrease from $3.2 million in 2013. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. In 2013, the Company’s Board of Directors approved a cash-settled RSU plan available to officers, employees and consultants, and a DSU plan available to its directors. SARs, RSUs, and DSUs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. All outstanding stock options, SARs and RSUs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option. DSUs are not subject to vesting terms, therefore the expense is recorded immediately.

Share-based compensation expense in 2014 is comprised of a $2.0 million expense related to the Company’s stock option plan, offset by a recovery related to the Company’s liability for outstanding SARs, RSUs and DSUs upon remeasurement of the liability. The Company’s outstanding liability for SARs, RSUs, and DSUs decreased from $3.8 million at December 31, 2013 to $2.7 million at December 31, 2014 as a result of a decrease in the Company’s share price over this period, offset by new grants during the year.

Finance Income

Finance income in 2014 was $2.8 million, slightly below the same period of 2013 due to lower cash balances. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current year was $1.4 million compared to $0.9 million in 2013 as a result of an increased liability.

Foreign Exchange Loss

The Company recognized a $4.7 million foreign exchange loss in 2014, compared to a $8.3 million foreign exchange loss in 2013. Throughout 2014, the Company’s operating currencies, the Mexican peso (“MXN”) Canadian dollar (“CAD”) and Turkish Lira (“TL”), all weakened relative to the USD.

The foreign exchange loss was comprised of a $0.5 million loss on the Company’s Canadian dollar-denominated net assets, a $3.9 million foreign exchange loss on revaluation of the Company’s MXN-denominated assets, and a $0.3 million foreign exchange loss on revaluation of the Company’s TL-denominated asset position. The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes and Mexican Tax Reform

In December 2013, the Mexican President approved a tax reform bill that enacted a new Income Tax Law (“MITL”), which increased the effective tax rate applicable to the Company’s Mexican operations effective January 1, 2014. The MITL has increased the corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Royalty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the MITL requires taxpayers with mining concessions to pay a new 7.5% Special Mining Tax. The Special Mining Tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Tax there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Extraordinary Mining Royalty and Special Mining Tax are tax deductible for income tax purposes. The Company implemented several tax planning strategies prior to January 1, 2014 to mitigate the impact of the MITL.

Tax expense in 2014 was $4.5 million compared to $40.7 million in 2013. The Company must calculate and provide for tax instalments on a monthly basis in Mexico. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability. During 2014, the Company did not pay cash tax installments, as the Company offset tax installment payments against refundable value-added taxes. In addition, the Company has accrued amounts owing for the new 7.5% Special Mining Tax, which became effective January 1, 2014, and is paid annually. As at December 31, 2014, the Company had an income tax receivable of $15.5 million, as installment payments exceeded taxes payable for the year.

The statutory federal income tax rate in Mexico for 2014 is 30%. The 7.5% Special Mining Tax introduced under the MITL has increased the effective tax rate in Mexico substantially. The effective tax rate for the fourth quarter of 2014 (calculated as a percentage of earnings before income tax) was 5%. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the fourth quarter of 2014, the effective tax rate was impacted by a significant devaluation in the peso resulting in foreign exchange gains recorded through tax expense. For the 2014 year, the consolidated effective tax rate was 191%, impacted by non-deductible expenses in Canada and Turkey.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss. In 2014, the weakening of the Mexican peso relative to the US dollar resulted in a $0.6 million reduction in deferred tax expense. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Gold production (ounces)	55,000	53,000	43,000	39,000	37,000	33,000	28,000	42,500
Gold sales (ounces)	53,000	55,000	48,000	42,198	32,161	34,039	30,000	38,400
Operating revenues ($000)	86,272	78,273	63,811	53,832	41,511	43,843	38,523	46,062
Earnings (loss) from operations ($000)	41,717	29,195	14,704	9,033	5,541	3,935	(1,581)	1,853
Earnings (loss) ($000)	25,989	8,828	9,249	(5,274)	2,746	733	(2,238)	(3,367)
Earnings (loss) ($ per share) basic/diluted	$0.21/$0.20	$0.07	$0.07	($0.04)	$0.02	$0.01	($0.02)	($0.03)

Operating revenues have trended lower over the past two years as a result of decreasing gold prices. Lower realized gold prices and gold sales have resulted in generally weaker financial results. Gold production in the first and fourth quarters is generally higher than in the third quarter of the year, which can be adversely affected by weather-related production issues. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages. The reported loss for the fourth quarter of 2013 included a $9.8 million non-cash deferred tax charge associated with the Mexican tax reform, while the loss reported in the fourth quarter of 2014 included a $2.7 million non-cash charge associated with available-for-sale securities.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At December 31, 2014, the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL.

As at December 31, 2014, the Company had outstanding a contract to deliver $5 million CAD in exchange for a fixed amount of USD in March 2015, with a CAD:USD rate of 1.16:1. The mark-to-market loss associated with this contract as at December 31, 2014 was nominal. The

Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. The weakening of the CAD in 2014 resulted in a foreign exchange loss of $0.5 million.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. In addition, in December 2014 the Company entered into foreign currency collar contracts to hedge a portion of its Mexican peso-demoninated operating costs in 2015. The Company has entered into contracts totaling $24 million as at December 31, 2014, with scheduled expiries monthly throughout 2015. The mark-to-market loss associated with these contracts as at December 31, 2014 was $0.2 million. For the year ended December 31, 2014, the Company’s net MXN-denominated asset position, excluding the deferred tax liability, resulted in a foreign exchange loss of $3.9 million.

At December 31, 2014 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $0.3 million foreign exchange loss due to the weakening of the TL compared to the USD during the quarter.

Liquidity and Capital Resources

At December 31, 2014, the Company had $358.1 million in cash and cash equivalents and short-term investments compared to $417.5 million at December 31, 2013. The decrease in total cash and cash equivalents and short-term investments of $59.4 million mainly reflects positive cash flows from operations of $32.8 million offset by capital spending of $58.1 million, dividend payments totaling $25.5 million and share repurchases of $3.2 million. The Company’s working capital surplus decreased to $411.5 million at December 31, 2014 from $452.8 million at December 31, 2013.

Despite substantially lower gold prices which are resulting in reduced profitability, cash flow and liquidity across the industry, the Company`s balance sheet remains strong with $358.1 million in cash, $411.5 million of working capital and continued positive cash flow from operations. The Company has an extensive pipeline of mining projects for development and has the balance sheet strength and corresponding financial flexibility to sequence these projects (once permitted) in a manner that maximizes risk adjusted returns. The Company paid $25.5 million in dividends during 2014, and has paid in excess of $102 million to shareholders in the form of dividends and share repurchases in the past four years. The lower gold price environment emphasizes the strategic importance of financial strength and flexibility and the Company is evaluating its capital allocation decisions accordingly.

In 2015, the Company has capital spending commitments of $54.3 million and an exploration budget of $24.8 million. The Company expects that the Mulatos mine will generate sufficient operating cash flow to accommodate all planned capital and exploration spending in Mexico in 2015.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control – Integrated Framework

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

(2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed and operating effectively as at December 31, 2014.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at December 31, 2014 and have concluded that these are appropriately designed and operating effectively.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments

The following table summarizes the Company’s contractual obligations at December 31, 2014:

Payments due by period ($000)

Contractual Obligations	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
Operating lease	260	260	—	—	—
Accounts payable and accrued liabilities	33,389	33,389	—	—	—
Decommissioning liability	34,894	—	—	—	34,894
Property acquisition obligations	101	101	—	—	—
Contract mining	161,000	52,600	77,900	30,500	—
Quartz Mountain option payments	16,200	—	2,700	13,500	—

	$245,844	$86,350	$80,600	$44,000	$34,894

Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $2 to $3 million per quarter for 2015.

In December 2013, the Company entered into a mining services agreement with Grupo Desarrollo Infraestructura S.A. de C.V. (“GDI”), expiring in December 2020, pursuant to which GDI will perform essentially all of the open-pit mining operations at Mulatos, at a cost of approximately $161 million over the term of the contract, based on current pricing. The contract includes a cost escalation formula every six months based on standard indices.

As a result of the acquisition of Orsa, the Company inherited an option agreement with Seabridge whereby the Company can acquire a 100% interest in the Quartz Mountain Property through additional option payments of CAD$3 million on completion of a feasibility study on the project and an additional CAD$15 million (or 2% NSR) on final permitting and bonding of the project.

The Company has signed relocation contracts with certain property owners and possessors in the town of Mulatos. Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

February 17, 2015
Common shares
- Common shares outstanding	127,357,486
Stock options
- Average exercise price CAD $14.04; approximately 71% exercisable	4,741,300
Warrants
- Exercise price CAD $29.48	7,167,866
Total	139,266,652

Outlook

The Company anticipates producing between 150,000 and 170,000 ounces of gold in 2015 at cash operating costs of approximately $800 per ounce of gold sold, excluding royalties. Including royalties, and assuming a $1,200 gold price, total cash costs and all-in sustaining costs are expected to be approximately $865 and $1,100 per ounce of gold sold, respectively.

The Company is expecting higher production in 2015 relative to 2014 primarily reflecting a full year of high grade mill production from the San Carlos underground deposit. Underground mining at San Carlos will be conducted in a higher grade portion of the ore body providing high grade mill feed of 9.5 g/t Au in 2015, above the current mineral reserve grade of 7.0 g/t Au. Combined with the mill throughput in 2015 of 550 tpd being more than double the 2014 rate, the

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Company expects stronger high grade mill production. While the Company is in the process of optimizing the high grade mill, including installation of a vertical grinding mill and second ILR, both throughput and recoveries are expected to be below budgeted levels.

Higher mill production in 2015 is expected to be offset by lower grades stacked on the heap leach pad of 0.80 g/t Au. This is slightly below the 0.85 g/t Au budgeted in 2014 and well below the realized grade of 0.98 g/t Au as the Company once again benefited from a positive grade reconciliation compared to the block model.

Higher cash operating costs for 2015 compared to 2014 is attributable to three factors: lower grade for the ore stacked on the leach pad of 0.80 g/t Au in 2015; a higher waste-to-ore ratio; and increased haul distances as the El Victor and San Carlos pits become meaningful contributors of open pit, heap leach production.

As part of the long term mine plan, the Company will be working through a higher waste-to-ore ratio and lower open pit grade portion of the deposit in 2015. The 2015 waste-to-ore ratio of 1.27:1 is up significantly from 2014 but is expected to decrease to the current remaining life of mine waste-to-ore ratio of 1.04:1 in 2016. The heap leach grade of 0.80 g/t Au is also down from 2014 but is expected to improve in 2016 to approach the current mineral reserve grade of 0.93 g/t Au.

The Company expects to continue generating sufficient cash flow to fund its sustaining and development capital spending and exploration budget at Mulatos in 2015 at a $1,200 per ounce gold price. The Company continues to operate Mulatos in a manner designed to optimize long-term economics. Costs will rise in the near term though are expected to improve as grades increase and the waste-to-ore ratio normalizes to life-of-mine levels beyond 2015.

Development spending at Mulatos in 2015 will be focused on further underground development of San Carlos, pre-stripping of the El Victor and San Carlos open pits and exploration and development of Cerro Pelon and La Yaqui. Mulatos will be further bolstered by the development of the Cerro Pelon and La Yaqui satellite deposits, the latter of which is expected to start contributing low cost production growth in the fourth quarter of 2016. With Cerro Pelon and La Yaqui averaging double the 2015 budgeted grade, these deposits are expected to both increase production and drive costs substantially lower.

The Company’s mineral reserve and resource update will be released at the end of the first quarter of 2015. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the current life of the San Carlos high-grade deposit.

Gold production from the first of the Company’s Turkish projects, KirazlI, is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company continues to await a ruling from the Turkish High Administrative Court on the Ministry’s and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the KirazlI main project due to the lack of CIA. The appeal decision remains pending, but is expected to be finalized within two to three months. The Company remains confident that these permits will be granted. However, legal challenges have increased uncertainty of the expected timing for receipt of these permits.

Work in support of an EIA submission for the Esperanza Gold Project in 2015 is underway as well as completion of an internal feasibility study to further support development of the project. Drilling at the Quartz Mountain Property focused on validating the existing mineral resources commenced in the fourth quarter of 2014 and is expected to continue to the second quarter of 2015.

The Company’s financial position remains strong, with approximately $411.5 million in working capital and no debt. The Company is well positioned to pursue accretive opportunities and to deliver on its development project pipeline. However, the lower gold price environment further emphasizes the strategic importance of financial strength and flexibility and the Company is evaluating its capital allocation decisions accordingly.

Accounting Policies in effect January 1, 2014

(i) IFRIC 21 – Levies (“IFRIC 21”) In May 2013, the IFRS Interpretations Committee (IRFIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no impact on the financial statements of the Company.

(ii) IAS 32 – Offsetting of financial instruments (“IAS 32”) The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited interim condensed consolidated financial statements upon adoption of these amendments.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. On July 24, 2014, the IASB issued the final version of IFRS 9 with an effective adoption date of January 1, 2018, with early adoption

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 15 Revenue from Contracts with Customers (IFRS 15) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.

(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) was issued in May 2014 and prohibits the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements under IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, and provisions and contingencies.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: impairment of tangible and intangible assets, determination of functional currency, amortization methods, uncertain tax positions and recovery of deferred tax assets.

(i) Impairment:

The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

(ii) Recoverable mineral reserves:

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable mineral reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of, commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body, and metallurgical assumptions made in estimating recovery of the ore body. Changes in the mineral reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.

(iii) Units-of-production (“UOP”) amortization:

Estimated recoverable proven and probable mineral reserves are used in determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable reserves and estimates of future capital expenditures. Numerous UOP amortization methods are available to choose from; the Company has adopted a methodology based on estimated recoverable proven and probable mineral reserves over the life of mine.

(iv) Inventory:

The Company accounts for its in-process precious metals and ore in stockpiles inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

(v) Share based payments:

The Company follows accounting guidelines in determining the fair value of share-based compensation. The computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.

(vi) Decommissioning liabilities:

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be approximately 7 years based on expected proven and probable mineral reserves and the current rate of production.

(vii) Provisions:

The Company records provisions which include various estimates, including the Company’s best estimate of the future costs associated with settlement of the obligation, and discount rates applied. Such estimates are necessarily calculated with reference to external sources, all of which are subject to annual review and change.

(viii) Recovery of deferred tax assets:

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

Risk Factors and Uncertainties

The financing, exploration, development and mining of any of the Company’s properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company’s operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of the Company’s future financial performance.

(i) Industry

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

(ii) Commodity Price

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has increased significantly in the past several years. The current gold price is significantly above impairment levels. The Company has elected not to engage in significant forward selling. At the current rate of production, revenue will change by approximately $0.2 million with each $1 change in the price of gold.

(iii) Currency

The Company is subject to currency risks. Each of the Company’s subsidiaries have a United States dollar functional currency, which is subject to recent fluctuations against other currencies. The Company’s primary operations are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. In addition, the Company has exploration and development activities ongoing in Turkey where the majority of its expenditures and obligations are in Turkish lira or Euros. The Company’s head office is in Canada where it maintains cash accounts in United States and Canadian dollars. As a result, the Company has monetary assets and liabilities and expenditures in United States dollars, Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has undertaken to mitigate the impact of changes in the Mexican peso in 2015 by entering twelve monthly zero-cost collar contracts for aggregate purchases of $24 million throughout 2015, representing approximately 50% of the Company’s Mexican peso denominated operating costs. The collar contracts allow the Company to purchase pesos at no worse than 14.2:1 MXN:USD, and participate up to 15.5:1 MXN:USD or the Canadian dollar at this time.

A 10% change in the relative value of the Canadian dollar would impact corporate and administrative costs by approximately $1.0 million annually; a 10% change in the relative value of the Mexican peso would impact operating costs by approximately $2.5 million annually. A significant strengthening in the value of the Turkish lira compared to the United States dollar could adversely impact the economics associated with the Company’s development-stage assets in Turkey.

(iv) Business

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company has limited financial resources which could affect its ability to carry out its business plan. The Company’s ability to secure fixed gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record, it may not be able to hedge future risk to the extent it feels is appropriate. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

(v) Competitive

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations and business.

(vi) Country

The Company conducts exploration, mine development and mining and production activities in Sonora, Mexico. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects.

The Company owns development-stage assets in Turkey and is subject to risks associated with conducting exploration activities and planning mine development activities in Turkey, including risks with respect to staffing, financing, obtaining the required goods and services, permitting, community relations and environmental risks.

The Company strives to maintain good relations with the local communities in which it operates by providing employment opportunities and social services. The Company has entered into surface agreements with the Mulatos Ejido. In addition, the Company has entered into agreements with individual Ejido members for the surface rights to which they have been assigned. The transfers of title to these surface rights have been registered under Mexican law.

The Company is also in negotiations with Ejido and non-Ejido members, as a group and individually, to acquire additional surface rights. In addition, local residents could attempt to physically impede access to the mine or mining operations. Such actions could result in significant downtime and associated costs or suspension of operations and loss of production. With the assistance of experienced legal advisors and input and assistance from state and local government officials, the Company expects that it will be able to acquire its land-use requirements at a reasonable cost, however, there is no certainty that this will be the case.

In 2010, the Mulatos Ejido initiated a legal action with the Unitary Agrarian Court to nullify the 2008 land purchase agreement with the Company’s wholly-owned subsidiary. In June 2013, the

Agrarian Unitary Court issued a judgement in favour of the Company’s wholly-owned subsidiary, dismissing all claims made against it in this lawsuit. The Court also confirmed the validity of the 2008 land purchase agreement. An appeal of this decision was filed by the Mulatos Ejido in August 2013 with the Federal Courts, but the appeal was also dismissed by the Court, which once again found in favour of the Company’s wholly-owned subsidiary, confirming and upholding the validity of the 2008 land purchase agreement.

The acquisition of the right to exploit mineral properties is a complex process. Although the Company has taken reasonable measures to acquire unencumbered rights to explore on and exploit its mineral reserves on the Salamandra group of concessions, there is no certainty that the claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

Effective January 1, 2014, Mexico enacted new tax laws which provide an additional layer of complexity and uncertainty in evaluating the financial benefit to be derived from current and future operations of the Company in Mexico.

(vii) Environmental

The operations of the Company are subject to environmental regulations which may change from time to time. In Mexico, the Company’s activities related to its Salamandra Concessions are subject to regulation by SEMARNAT, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

(viii) Legal

The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning, among other things, worker health and safety, employment standards, environmental protection, bribery and corruption, taxes, mine development, mine operation, mine closure and reclamation.

The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is challenged legally that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain whether all necessary permits will be maintained on acceptable terms or in a timely manner.

Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays. Substantially all of the Company’s assets are located outside of Canada, and are held indirectly through foreign affiliates. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company’s assets located outside of Canada.

In order to maintain mining concessions in good standing under Turkish mining law introduced in 2010, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk that the relevant Turkish permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.

The potential implications of further political volatility in Mexico or Turkey cannot be accurately predicted. The mineral interests of the Company and the ultimate ability to generate cash flow and profits from operations may be affected by political or economic stability. Associated risks include, but are not limited to: terrorism, corruption, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in regulations or political attitudes are beyond the control of the Company and may materially adversely affect its business, financial condition and results of operations.

(ix) Estimates

The mineral reserves and resource estimates of the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among others. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades or ore types, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations. Based on the expected 2015 rate of production and budgeted cash operating costs, a 1% change in the expected rate of recovery of gold would result in a $12 per ounce change in cash operating costs, and an approximate $2 million change in income and cash flow annually, before royalties and income taxes. A 1% change in cash cost per tonne of ore would result in a $7 per ounce change in cash cost, and approximately $1.1 change in income and cash flow annually, before royalties and tax charges.

(x) Dependence on Management

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company. The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its Chief Executive Officer, John McCluskey and its Chief Operating Officer, Manley Guarducci. Key man life insurance is not in place on Messrs. McCluskey or Guarducci. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

(xi) Acquisitions

The Company may from time to time explore opportunities to acquire other companies or execute other strategic initiatives developed by management. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial position. The Company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the part of the Company to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The Company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations. It is also possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives will be achieved, which could adversely affect the Company’s results of operations and financial position.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2013 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i) Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Cash flow from operating activities – IFRS (000)	$15,820	$15,087	$32,757	$86,627
Changes in non-cash working capital (000)	4,000	2,350	(18,119)	(26,652)

Cash flow from operating activities before changes in non-cash working capital (000)	$11,820	$12,737	$50,876	$113,279

(ii) Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$26,575	$23,903	$85,942	$84,521
Inventory adjustments and period costs (000)	3,763	(2,725)	15,399	(1,804)

Total cost (000)	$30,338	$21,178	$101,340	$82,717
Tonnes Ore stacked / milled (000)	1,686.4	1,649.4	6,294.4	6,518.3

Total cost per tonne of ore	$17.99	$12.84	$16.10	$12.69

(iii) Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$26,575	$23,903	$85,942	$84,521
Divided by: Gold ounces sold	38,400	42,198	134,600	198,198

Total Cash operating costs per ounce	$692	$566	$639	$426

Mining and processing costs – IFRS (000)	$26,575	$23,903	$85,942	$84,521
Royalties – IFRS (000)	2,166	2,459	8,744	13,829

Total Cash costs (000)	$28,741	$26,362	$94,686	$98,350
Divided by: Gold ounces sold	38,400	42,198	134,600	198,198

Total Cash costs per ounce	$748	$624	$703	$496

(iv) All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Mining and processing costs (000)	$26,575	$23,903	$85,942	$84,521
Royalties (000)	2,166	2,459	8,744	13,829
Corporate and administration (000) (1)	2,240	4,060	12,977	19,964
Share-based compensation (000)	117	(740)	1,136	3,204
Exploration costs (000) (2)	929	3,849	10,272	11,379
Reclamation cost accretion (000)	346	214	1,387	902
Sustaining capital expenditures (000)	5,865	5,106	17,080	19,118

	$38,238	$38,851	$137,538	$152,917
Divided by: Gold ounces sold	38,400	42,198	134,600	198,198

All-in sustaining cost per ounce	$996	$921	$1,022	$772

(1)	Excludes corporate and administration costs incurred at the Company’s development projects.
(2)	Excludes exploration associated with the Company’s development projects.

(v) All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure;

however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
All-in sustaining cost (above)	$38,238	$38,851	$137,538	$152,917
Add: Development and expansion capital (000)	9,278	10,782	30,252	33,025
Add: Other development and exploration (000)	2,067	1,030	6,389	3,758
Add: Development project corporate and administration (000)	695	590	2,264	1,975

	50,278	51,253	176,443	191,675
Divided by: Gold ounces sold	38,400	42,198	134,600	198,198

All-in cost per ounce	$1,309	$1,215	$1,311	$967

(vi) Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense